U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-34409

RECON TECHNOLOGY, LTD

Room 601, 1 Shui’an South Street

Chaoyang District, Beijing, 100012

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On April 7, 2021, Recon Technology, Ltd (the “Company”) filed the Third Amended and Restated Memorandum and Articles of Association with the Companies Register of the Cayman Islands.

As previously disclosed, on April 5, 2021, the Company held its annual general meeting of shareholders (the “Annual Meeting”) for the fiscal year ended June 30, 2020.  At the Annual Meeting, among other resolutions approved, the Company’s shareholders approved (i) a special resolution that the authorized share capital of the Company be amended from US$1,850,000 divided into 20,000,000 ordinary shares of a nominal or par value of US$0.0925 each (the “Ordinary Shares”), to US$15,725,000 divided into 150,000,000 Class A ordinary shares of a nominal or par value of US$0.0925 each (the “Class A Ordinary Shares”), and 20,000,000 Class B ordinary shares of a nominal or par value of US$0.0925 each, and (ii) a special resolution that the Third Amended and Restated Memorandum and Articles of Association of the Company to substitute the Second Amended and Restated Memorandum and Articles of Association.

The change from Ordinary Shares to Class A Ordinary Shares will be reflected with the NASDAQ Capital Market and in the marketplace at the open of business on April 12, 2021, whereupon the Class A Ordinary Shares will begin trading. The Company’s Class A Ordinary Shares will continue to trade on the NASDAQ Capital Market under the symbol “RCON” and under the CUSIP Number of G7415M124.

A copy of the Specimen Share Certificate for the Class A Ordinary Shares attached hereto as Exhibit 4.1 to this Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statement on Form S-8 (file No. 333-228918) and Registration Statements on Form F-3 (file Nos. 333-234660, 333-239910, 333-249930 and 333-252968).

Exhibit Index:

Exhibit 4.1	Specimen Share Certificate for the Class A Ordinary Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RECON TECHNOLOGY, LTD

Date: April 12, 2021	By:	/s/ Shenping Yin
Name: Shenping Yin
Title: Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer